UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

Commission file number: 0-27848
CUSIP number: 46121U 10 0

NOTIFICATION OF LATE FILING

(Check One):     ☐ Form 10-K      ☐ Form 20-F     ☐ Form 11-K     ☑ Form 10-Q     ☐ Form N-SAR
☐ Form N-CSR
For Period Ended:   June 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Versa Card Inc.
Full Name of Registrant

Intrepid Global Imaging 3D, Inc.
Former name if applicable

1615 Walnut Street, 3 rd Floor
Address of Principal Executive Office (Street and number)

Philadelphia, PA 19103
City State and Zip Code

PART II --RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
☑
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2008 could not be filed within the prescribed time period because the Registrant could not complete the preparation of the required information without unreasonable effort and expense. On April 28, 2008, the Registrant acquired First Versatile Smartcard Solutions Corporation. In connection with the acquisition, a change in control occurred and a new management was put in place, those employees have not been able to prepare the necessary information to be included in the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2008.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

James MacKay	215	972-1601
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☑ Yes	☐ No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

Versa Card Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2008	By:	/s/ James MacKay

President and Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).